Filed by: Expro Group Holdings N.V.

Commission File No.: 001-36053

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Expro Ltd

Registration No.: 333-294836

PRESS RELEASE	FOR IMMEDIATE RELEASE

EXPRO ANNOUNCES PROPOSED REDOMICILE TO THE CAYMAN ISLANDS

HOUSTON – April 1, 2026 – Expro Group Holdings N.V. (NYSE: XPRO) (the “Company” or “Expro”) today announced the Company’s Board of Directors (the “Board”) has unanimously approved a plan to change the Company’s corporate domicile from the Netherlands to the Cayman Islands (the “Redomicile”). The Company and the Board believe that the Redomicile will promote the sustainable success of its business, taking into account the interests of its shareholders and other stakeholders, and will enhance shareholder value over the long-term by providing potential strategic opportunities and benefits.

Following shareholder approval, the Redomicile will be completed through a series of proposed transactions, which will include: (i) the Company merging with and into Expro Luxembourg S.A., with Expro Luxembourg S.A. surviving, and (ii) as soon as practicable thereafter, Expro Luxembourg S.A. merging with and into Expro Ltd (“Expro Cayman”). Upon completion of such transactions, Expro shareholders will hold one ordinary share of Expro Cayman (“Expro Cayman Ordinary Shares”) for each share of common stock of Expro (“Expro Common Stock”) owned immediately prior to the Redomicile. Expro Common Stock will continue to trade on the New York Stock Exchange (“NYSE”) up to and including the effective date of the Redomicile. Following the effective date of the Redomicile, Expro Cayman Ordinary Shares will be listed on the NYSE under the ticker symbol “XPRO.” The Company’s shares will continue to trade uninterrupted during and upon completion of the Redomicile.

Benefits from the Redomestication will include: (i) simplifying the Expro group’s corporate structure and streamlining reporting requirements, (ii) providing a more favorable corporate structure for growth and (iii) providing enhanced flexibility in corporate governance principles under Cayman Islands law.

The Redomicile requires a shareholder vote for approval, which is expected to be conducted through the Company’s 2026 annual meeting of Expro shareholders, which is anticipated to occur in June 2026. Further details are provided in the Company’s preliminary proxy statement/prospectus included in a registration statement on Form S-4 of Expro Cayman, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2026.

About Expro

Working for clients across the entire well life cycle, Expro is a leading provider of energy services, offering cost-effective, innovative solutions and what the Company considers to be best-in-class safety and service quality. The Company’s extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity.

With roots dating to 1938, Expro has approximately 7,000 employees and provides services and solutions to leading energy companies in both onshore and offshore environments in more than 50 countries.

For more information, please visit: www.expro.com and connect with Expro on X@ExproGroup and LinkedIn @Expro.

Important Information for Shareholders

In connection with the proposed change to the Company’s corporate domicile that includes, among other things, the Redomicile, Expro Cayman has filed a registration statement on Form S-4, which includes Expro Cayman’s prospectus as well as the Company’s proxy statement (the “Proxy Statement/Prospectus”), with the SEC. The Company plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed change to the Company’s corporate domicile. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EXPRO CAYMAN, THE REDOMICILE AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on the Company website at www.expro.com or by contacting the Company’s Corporate Secretary.

Participants in the Solicitation

The Company and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of the Company in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the preliminary Proxy Statement/Prospectus described above filed with the SEC. To the extent that holdings of the Company's securities have changed from the amounts reported in the Proxy Statement/Prospectus, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents are available free of charge as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This release, as well as other statements we make, includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding: the expected timing, completion, effects and benefits of the Redomicile and the future revenue, profitability, business strategies and developments of the Company. These forward-looking statements are subject to various important cautionary factors, including: the ability to receive, in a timely manner and on satisfactory terms, required securityholder and stock exchange approvals; the ability to achieve anticipated benefits of the change in the Company’s corporate domicile; publicity resulting from the Redomicile and impacts to the Company’s business and share price; risks and uncertainties related to the oil and natural gas industry; business and general economic conditions, including inflationary pressures, international markets, international political climates (such as the ongoing Russian war in Ukraine and heightened tensions resulting from the ongoing conflicts in the Middle East); and any related actions taken by businesses and governments, and other factors as more fully described in the Proxy Statement/Prospectus and the Company’s most recent Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission. These important factors could cause the Company’s actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company’s future performance.

The Company undertakes no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances that may arise after the date of this press release, except as required by law.

Contact

Dave Wilson - Vice President Investor Relations

+1 (281) 384-1544

InvestorRelations@expro.com